Ballard Power Systems Inc.

News Release

Ballard Reports First Quarter 2014 Results
Continued improvement in financial metrics

For Immediate Release – April 28, 2014

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced its consolidated financial results for the first quarter ended March 31, 2014. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

John Sheridan, President and CEO said, “Our Q1 results reflect continued improvement in key metrics, consistent with our business outlook and full-year guidance for 2014. Top line revenue grew 13% year-over-year and, on the bottom line, we achieved a 23% reduction in cash operating costs and a 60% improvement in Adjusted EBITDA. We also strengthened our liquidity position, ending Q1 with cash reserves of $41.6 million, due primarily to the exercise of warrants related to our 2013 equity financings.”

Mr. Sheridan added, “Also, after the quarter we were pleased to close a strategic transaction with United Technologies Corporation, giving Ballard a commanding industry position in fuel cell intellectual property and strengthening our ability to grow shareholder value.”

Under the agreement, Ballard has acquired UTC’s fuel cell IP portfolio, consisting of approximately 800 patents and patent applications as well as patent licenses, invention disclosures and know-how. Ballard and UTC have also formed a strategic alliance to focus on IP licensing and other market opportunities for Fuel Cell Products and Engineering Services.

First Quarter 2014 Highlights

Growth (all comparisons to Q1 2013 unless otherwise noted)
Q1 revenue improved on a year-over-year basis by 13%, to $14.0 million. Similar to the past several years, Q1 revenue was down from the prior quarter and the 2014 growth ramp is expected to generate approximately 40% of full-year revenue in the first half of the year, with a majority in the second half.

Fuel Cell Product Sales:
(i) Telecom Backup Power
Revenue of $2.9 million, a decrease of 55%, due to a significant reduction in the volume of shipments compared to a particularly strong Q1 last year. This is a reflection of uneven demand in early stage markets, however, it does not impact the Company’s expectation for strong growth over the full-year.
Update:
System shipments in the quarter to channel partners NSN in Japan, Precision, Power & Air in the Caribbean and Inala Technologies in South Africa.
Robust sales pipeline activity, underpinned by successful ElectraGenTM product trials in Pakistan, Australia and China as well as planned product demonstrations in Myanmar and progress to the product pilot stage with a major U.S. telecom carrier.
Announcement from Ballard’s customer FutureE that it will be providing more than 50 of its backup power systems – utilizing Ballard fuel cell stacks shipped in Q1 – for Germany’s emergency services network.
(ii) Material Handling
Revenue of $2.0 million, an increase of 125%.
Update:
Announcement by Plug Power of an order from Walmart for GenDriveTM systems in six North American distribution centers over the next 2-years. Ballard expects to begin shipment of fuel cell stacks for integration into GenDriveTM systems to fulfill the Walmart order in the second half of 2014, supporting the Company’s anticipated full-year volume of stack shipments.

(iii) Development Stage Markets
Revenue of $1.7 million, a decline of 31%.
Update:
Revenue of $1.6 million was booked in relation to the China Bus module assembly licensing contract signed in September 2013.
Announcement that 400 kilowatts of FCgenTM-1300 fuel cell stacks shipped to M-Field Energy Ltd. of Taiwan in Q4 last year will be used to create renewable solutions in Asia, in combination with wind turbines or photovoltaic power.

Engineering Services:
Revenue of $7.4 million, an increase of 185%.
Update:
Work on long-term contract with Volkswagen AG as well as contracts with other automotive OEMs and customers in the bus, marine and military sectors continued on-track.

Path to Profitability (all comparisons to Q1 2013 unless otherwise noted)
Gross margin of 25%, a 1-point improvement.
Cash operating costs1 of $6.3 million, an improvement of 23%.
Adjusted EBITDA2 of ($1.8) million, an improvement of 60%.
Net income of ($3.8) million or ($0.03) per share, improvements of 52% and 61%, respectively.
Cash used by operating activities of ($6.6) million, an improvement of 5%. Cash operating loss of ($2.2) million, an improvement of 65%, was offset by an increase in working capital of ($4.4) million resulting from the timing of revenues and related customer collections.
Cash reserves of $41.6 million, with zero balance outstanding on the Company’s bank operating line. Cash reserves were fortified in the quarter primarily due to the execution of outstanding warrants issued as part of two 2013 equity financings.

2014 Business Outlook

The Company has confirmed its full year guidance for:
Revenue growth of approximately 30%; and
Approximately break-even Adjusted EBITDA.

Executive Appointment

Steve Karaffa was appointed to Vice President & Chief Commercial Officer in February. Mr. Karaffa has had a long and successful career at Corning Incorporated, where he most recently served as Senior Vice President, Global Carrier Network Sales & Marketing at Corning Telecommunications. Previous positions included President & CEO of Corning Gilbert and Vice President of Cable Product Line Management at Corning Cable Systems.

First Quarter 2014 Financial Highlights

(Millions of U.S. dollars)	Three months ended March 31,
	2014	2013	% Improvement
-
GROWTH
Fuel Cell Product & Service Revenue:
Telecom Backup Power	$2.9	$6.4	-55%
Material Handling	$2.0	$0.9	125%
Engineering Services	$7.4	$2.6	185%
Development Stage Markets	$1.7	$2.4	-31%

Total Fuel Cell Product & Service Revenue	$14.0	$12.3	13%

12 Month Rolling Order Book	$40.7	$44.3

PROFITABILITY
Gross Margin	25%	24%	1-pt

Cash Operating Costs1	$6.3	$8.2	23%

Adjusted EBITDA1	($1.8)	($4.6)	60%

Net Income (Loss)	($3.8)	($7.9)	52%

Earnings Per Share	($0.03)	($0.09)	61%

Normalized Net Loss1	($3.7)	($6.7)	45%

Normalized Net Loss per share1	($0.03)	($0.07)	56%

CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($2.2)	($6.2)	65%
Working Capital Changes	($4.4)	($0.8)

Cash Used By Operating Activities	($6.6)	($7.0)	5%

Cash Reserves	$41.6	$32.3

Cash Reserves, Net of Operating Line	$41.6	$27.5

For a more detailed discussion of Ballard Power Systems’ first quarter 2014 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Tuesday, April 29, 2014 at 8:00 a.m. PDT (11:00 a.m. EDT) to review its first quarter 2014 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

Endnote:
1 Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income and acquisition costs. Normalized Net Loss measures net loss attributable to Ballard from continuing operations, excluding transactional gains and losses and asset impairment charges.

Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss assist investors in assessing Ballard’s operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.